Streamline Health Solutions, Inc.

2400 Old Milton Pkwy., Box 1353

Alpharetta, Georgia 30009

June 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Marion Graham; Matthew Crispino

Re:	Streamline Health Solutions, Inc.
Registration Statement on Form S-3
Filed May 7, 2024
File No. 333-279190

Ladies and Gentlemen:

On behalf of Streamline Health Solutions, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 (File No. 333-279190), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on May 7, 2024, as amended by Pre-Effective Amendment No. 1 to Form S-3 filed with the Commission on May 24, 2024, be accelerated to 5:00 p.m., Eastern Time, on June 10, 2024, or as soon as practicable thereafter. The Company respectfully requests that you notify Bryant J. Reeves, III by a telephone call to (888) 997-8732 of such effectiveness.

Please contact David Ghegan of Troutman Pepper Hamilton Sanders LLP at (404) 885-3139 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

STREAMLINE HEALTH SOLUTIONS, INC.

By:	/s/ Bryant J. Reeves, III
Name:	Bryant J. Reeves, III
Title:	Chief Financial Officer

cc:	David Ghegan, Troutman Pepper Hamilton Sanders LLP